FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

July 6, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Toronto, Ontario, July 6, 2007 – Grandview Gold Inc. ("Grandview") (GVX:TSX) is pleased to announce that it has closed the brokered private placement (the "Brokered Placement") with Bolder Investment Partners, Ltd. (the "Agent") previously announced on May 23, 2007. The Brokered Placement resulted in the issuance by Grandview of a total of 8,589,000 units in the capital of Grandview (the “Units”) at a purchase price of $0.40 (CAD) per Unit for gross proceeds of $3,435,600 under the Brokered Placement. Each Unit consists of one common share of Grandview and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of Grandview at a price of $0.65 (CAD) for a period of 24 months from closing.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised under the Brokered Placement and also issued broker options to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.40 per Unit for a period of 24 months from closing. In addition, Grandview also paid a cash work fee of $7,500 for certain services of the Agent.

Grandview is also pleased to announce that it also closed a non-brokered placement on the same terms as the Brokered Placement for an additional 125,000 Units and further proceeds of $50,000.

The proceeds from this financing will be used primarily to fund Grandview's drilling program on its Pony Creek/Elliott Dome property in Nevada, and also its Red Lake projects in Ontario and Rice Lake projects in Manitoba, as well as working capital and general corporate purposes.

Item 5.	Full Description of Material Change

Toronto, Ontario, July 6, 2007 – Grandview Gold Inc. ("Grandview") (GVX:TSX) is pleased to announce that it has closed the brokered private placement (the "Brokered Placement") with Bolder Investment Partners, Ltd. (the "Agent") previously announced on May 23, 2007. The Brokered Placement resulted in the issuance by Grandview of a total of 8,589,000 units in the capital of Grandview (the “Units”) at a purchase price of $0.40 (CAD) per Unit for gross proceeds of $3,435,600 under the Brokered Placement. Each Unit consists of one common share of Grandview and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of Grandview at a price of $0.65 (CAD) for a period of 24 months from closing.

Grandview Gold Inc.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised under the Brokered Placement and also issued broker options to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.40 per Unit for a period of 24 months from closing. In addition, Grandview also paid a cash work fee of $7,500 for certain services of the Agent.

Grandview is also pleased to announce that it also closed a non-brokered placement on the same terms as the Brokered Placement for an additional 125,000 Units and further proceeds of $50,000.

The proceeds from this financing will be used primarily to fund Grandview's drilling program on its Pony Creek/Elliott Dome property in Nevada, and also its Red Lake projects in Ontario and Rice Lake projects in Manitoba, as well as working capital and general corporate purposes.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 6th day of July 2007

Grandview Gold Inc.

"Paul Sarjeant"
Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.